1. Name and Address of Reporting Person
   Chua, Nam-Hai
   504 East 63rd Street Apt #16P
   New York, NY 10021
   USA
2. Issuer Name and Ticker or Trading Symbol
   Delta and Pine Land Company (DLP)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2002 R1
5. If Amendment, Date of Original (Month/Day/Year)
   08/31/2002
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+
Common Stock                       05/06/2002 J <F1>        -34839      D      $0.0000    10666            I <F2>      Spouse

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $4.96                                                06/24/2004 Common                      33333    D
(Right to buy)                                                                 Stock
Stock Options  $18.97   04/25/2002 A         2666        04/25/2003 04/25/2012 Common  2666     $0.0000    2666     D <F2>
(Right to buy)                                           <F3>                  Stock                       <F4>
Stock Options  $19.62                                               03/30/2010 Common                      82666    D
(Right to buy)                                                                 Stock
Stock Options  $21.21                                               02/27/2007 Common                      8889     D
(Right to buy)                                                                 Stock
Stock Options  $23.68   06/20/2001 A         2666        06/20/2002 06/20/2011 Common  2666     $0.0000    2666     D
(Right to buy)          <F5>                             <F3>                  Stock
Stock Options  $32.8                                                02/25/2009 Common                      2666     D
(Right to buy)                                                                 Stock
Stock Options  $37.44                                               02/26/2008 Common                      2666     D
(Right to buy)                                                                 Stock

Explanation of Responses:

<F1>
Dr. Chua's spouse was removed as the custodian to an account in the name of a minor child that is now an adult.
<F2>
Amendment filed to correct display format of file for correct viewing on SEC website.
<F3>
Stock Options vest at a rate of 20% per year.
<F4>
Total derivative shares owned at the end of the year include the above reported transactions for a grand total of 135,552.
<F5>
Transaction previously reported in error on Form 5 for Statement dated October 2001 were not delivered. Instead, the options reflected herein were delivered.

SIGNATURE OF REPORTING PERSON
/s/ Rhonda Strickland

DATE
09/05/2002